UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TAL Education Group
(Name of Subject Company (Issuer))

TAL Education Group
(Name of Filing Person (Issuer))

2.50% Convertible Senior Notes due 2019
(Title of Class of Securities)

874080 AB0
(CUSIP Number of Class of Securities)

Rong Luo
Chief Financial Officer
12/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
+86 (10) 5290-6658

with copy to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central
Hong Kong
+852 3740-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$224,999,000(1)	US$26,077.38(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of April 12, 2017, there was US$224,999,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$224,999,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$115.90 for each US$1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 21, 2014 (the “Indenture”), by and between TAL Education Group (the “Company”) and Citicorp International Limited, as trustee (the “Trustee”), for the Company’s 2.50% Convertible Senior Notes due 2019 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated April 13, 2017 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing two Class A common shares, par value US$0.001 per share of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China, and the telephone number at this address is +86 (10) 5292-6692. The Company’s registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)       Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)       Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)       Not applicable.

(c)       Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Put Right Notice to Holders of 2.50% Convertible Senior Notes due 2019 Issued by TAL Education Group, dated April 13, 2017.

(a)(5)	Press release issued by the Company, dated April 13, 2017.

(b)	Not applicable.

(d)	Indenture, dated as of May 15, 2014, between the Company and Citicorp International Limited, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAL EDUCATION GROUP

By:	/s/ Rong Luo
	Name:	Rong Luo
	Title:	Chief Financial Officer

Dated: April 13, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Put Right Notice to Holders of 2.50% Convertible Senior Notes due 2019 Issued by TAL Education Group, dated April 13, 2017.

(a)(5)	Press release issued by the Company, dated April 13, 2017.

(d)	Indenture, dated as of May 21, 2014, between the Company and Citicorp International Limited, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015.